     As filed with the Securities and Exchange Commission on July 26, 2000
                                      Registration Statement No. 333-89767


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          GOLDEN STAR RESOURCES LTD.
            (Exact Name of Registrant as Specified in its Charter)

                                    Canada

                                  98-0101955
                               (I.R.S. Employer
                            Identification Number)

                        1660 Lincoln Street, Suite 3000
                          Denver, Colorado 80264-3001
                                (303) 830-9000

         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                               Peter J. Bradford
                     President and Chief Executive Officer
                        1660 Lincoln Street, Suite 3000
                          Denver, Colorado 80264-3001
                                (303) 830-9000

              (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   copy to:

                            Louis O. Peloquin, Esq.
           Vice President, Corporate Development and General Counsel
                        1660 Lincoln Street, Suite 3000
                            Denver, CO  80264-3001
                                (303) 830-9000

     Approximate date of commencement of proposed sale to public: From time to time or at one time after the effective date of this registration statement as determined by market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                     Subject to Completion, dated __, 2000

                            PRELIMINARY PROSPECTUS


                               2,261,650 Shares


                          GOLDEN STAR RESOURCES LTD.



                                COMMON SHARES,
                                 No par value


     This prospectus relates to the offer and sale from time to time by the selling stockholders, who are listed on page 14 of this document, of up to 2,261,650 of our common shares. We may issue these common shares to these stockholders upon the exercise of warrants of our company held by them.

     These stockholders may sell the shares covered by this prospectus on the American Stock Exchange, in other markets where our common shares may be traded or in privately negotiated transactions. They may sell their shares at whatever prices that are current when particular sales take place or at other prices to which they agree. These stockholders will pay any brokerage fees or commissions relating to the sales by them. The registration of the selling stockholders' shares does not necessarily mean that any of them will sell their shares.

     Our common shares are traded on the American Stock Exchange under the symbol "GSR." On July 24, 2000, the closing price of our stock price was $O.6875.

     We will not receive any proceeds from the sale of any common shares covered by this prospectus. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

     All amounts in this Report are expressed in United States dollars, unless otherwise indicated. References to "Cdn" are to Canadian dollars.

     See "Risk Factors" beginning on page 3 for factors relevant to an investment in our common shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common shares to be issued in connection with this document or determined that this document is accurate or adequate. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
--------------------------------------------------------------------------------

The Company                                                                   1
Risk Factors                                                                  3
Special Note Regarding Forward-Looking Statements                            12
Use of Proceeds                                                              13
The Selling Stockholders                                                     14
Plan of Distribution                                                         15
Experts                                                                      15
Legal Matters                                                                16
Where You Can Find More Information                                          16

                                  THE COMPANY

General

     We are an international gold and diamond exploration and development company with a diverse portfolio of projects, including a 30% non-operating equity interest in the Omai mine in Guyana and a 70% operating equity interest in the Bogoso mine in the Republic of Ghana. Our core focus has been on the acquisition, exploration and development of gold and diamond projects and, if appropriate, the execution of partnership arrangements with major mining
companies to develop and operate mines.   We currently have projects in various
stages of advancement in Guyana, French Guiana (through our approximately 71% owned publicly-traded subsidiary, Guyanor Ressources S.A.), and Suriname in South America, and in the Ivory Coast in Africa.

     On September 30, 1999, we completed the acquisition of a 70% equity interest in Bogoso Gold Limited, which represents the first major objective of management's shift of Golden Star's focus from an exploration company to a production, development and advanced stage exploration company. This shift in our strategy has come about as a means of addressing the reduced availability of equity capital for all exploration and development companies resulting from recent weak gold prices and lower investor interest in the gold sector. The acquisition of the Bogoso mine and our continuing evaluation of other potential acquisition opportunities are intended to provide a source of internally generated cash flow from operations. This cash flow should reduce our reliance on the equity markets as a source of funding and better enable us to maintain our non cash flow generating exploration assets and programs.

Recent Developments

     On August 31, 1999, we announced that we had made a proposal to the board of directors of Birim Goldfields Inc. for a business combination under which we would offer to acquire all of the issued and outstanding common shares of Birim. On September 24, 1999, we announced the withdrawal of this proposal after Birim's announcement of the sale of a significant deposit on its Dunkwa concession in Ghana to a third party. On November 15, 1999, we entered into an agreement with Orovi Corporation to acquire a 100% interest in the Riyadh property in Ghana through our 70% owned subsidiary, Bogoso Gold Limited. Bogoso Gold may acquire an interest in the property by completing and delivering an independent feasibility study on the property by May 1, 2001 and paying to Orovi US$10 per ounce of proven and probable reserves defined in the study. The $10/ounce payment is payable 70% in cash and the remaining 30% in cash or Golden Star shares, at Golden Star's option, based on a 10 day average share price at the time the payment is due. Also, Golden Star and Bogoso Gold will pay $5/ounce for any additional proven and probable reserves subsequently defined in excess of those determined in the feasibility study, to be assessed and paid biannually in cash. We continue to evaluate and explore potential opportunities for developing additional sources of mill feed from areas adjacent to the Bogoso mine in Ghana that could be processed economically through the existing Bogoso mill.

     In October 1998, David Fennell resigned as our President and Chief Executive Officer. As is often the case in these circumstances, this resulted in the departure of other members of management as well. Effective October 31, 1999, his replacement, James E. Askew, resigned from his position as President and Chief Executive Officer of our company to join a mining company based in his native Australia. On November 1, 1999, Peter J. Bradford replaced Mr. Askew as our President and Chief Executive Officer. Mr. Bradford was instrumental in bringing the Bogoso acquisition to Golden Star's attention and served most recently as Managing Director of Anvil Mining NL, Golden Star's 20% joint venture partner in the Bogoso project. Mr. Askew remains involved as a member of our board of directors. In addition, our Chief Financial Officer, our Controller, and a member of our board of directors resigned during the second half of 1999. We appointed Allan J. Marter as Chief Financial Officer on November 9, 1999. Mr. Marter, an experienced mining industry executive, together with our new Controller, has assumed responsibility for the financial and accounting matters of our company.

Following our decision to reduce the size of our board in early 1999, Donald Mazankowski and Robert Minto resigned as directors of Golden Star. In addition, Pierre Gousseland, Richard Stark and Philip Martin decided not to seek reelection as directors at the 1999 meeting of our shareholders. In September 1999, Dr. Roger Morton, director of Golden Star since its foundation, resigned due to the demands of his principal occupation as President of Polar Star Diamonds Ltd. In January 2000 our Vice President, Corporate Development resigned to become manager of an equity gold fund for a South African investment bank. Mr. Louis Peloquin, General Counsel of Golden Star was subsequently appointed Vice President Corporate Development to take over the duties of Mr. Winters in addition to his duties as General Counsel.

     See the Risk Factor "We have experienced several recent management and personnel changes."

     This string of resignations, with the exception of Mr. Askew, mostly resulted from the reorganization of Golden Star's management following the departure of Mr. Fennell in 1998. The reorganization is now almost complete and we do not anticipate any more resignations of senior management in the short term.

     Our executive offices are located at 1660 Lincoln Street, Suite 3000, Denver, Colorado 80264 and our telephone number is (303) 830-9000.

                                 RISK FACTORS

     You should carefully consider the following risks before purchasing our common shares.

We currently lack adequate liquidity and capital resources.
----------------------------------------------------------

     We have limited financial resources. As at March 31, 2000, we held cash and short term investments of approximately $2.4 million as compared to cash and short term investments of $2.9 million at December 31, 1999 and $7.4 million as at December 31, 1998. The execution of our business strategy going forward will require significant expenditures, including debt service on $4,155,000 aggregate principal amount of our 7.50% subordinated convertible debentures. These expenditures may exceed revenues and free cash flows generated by Bogoso Gold and our other operations and could affect our ability to make distributions on our common shares. We have not, however, made distributions on our common shares since our inception and do not presently intend to make future distributions.

     The lagging world market price of gold has adversely affected our ability to obtain financing and therefore our abilities to develop our current portfolio of properties. If these conditions persist for an extended period of time, we may, in the future, be unable to continue our exploration or development programs and fulfill our obligations under our agreements with our partners or under our permits and licenses. We cannot assure you that in the future we will be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing, we may need to delay or indefinitely postpone further exploration and development of our properties. As a result, we may lose our interest in some of our properties and may be forced to sell some of our properties.

     The loss of any of our interests in exploration and mining properties would give rise to write-offs, under both U.S. and Canadian GAAP, of any previously capitalized costs, which would negatively impact the results of operations. The impact would also be shown in reduction of assets in our balance sheet, which in turn may reduce our ability to raise additional funds through equity or debt sources.

Our common shares may be de-listed from the American Stock Exchange.
-------------------------------------------------------------------

     The American Stock Exchange notified us in July 1999 that our common shares may be de-listed. Specifically, the American Stock Exchange identified the following factors as possible cause for de-listing our shares:

     . we have sustained losses in each of the past five fiscal years accompanied by operating cash outflows;

     . if we were a U.S. corporation, the report of our auditors would have included an additional explanatory paragraph in the auditors' report since the 1998 financial statements were affected by conditions and events that casted substantial doubt about our ability to continue as a going concern.

     .  our stock price has recently been trading below $1.00.

     We sent submissions/answers to the American Stock Exchange in December 1999 which they reviewed and determined to continue our listing pending a review of our Annual Report on Form 10-K for the fiscal year ended December 31, 1999. Following the review of our From 10-K, they determined to continue our listing pending a review of our quarterly report on Form 10-Q for the quarter ending June 30, 2000.

     We issued 1,500,000 common share purchase warrants to two lenders under a credit facility commitment letter. We are required to list the shares underlying the warrants with at least either the American Stock Exchange, the New York Stock Exchange or the Nasdaq National Market or Nasdaq Smallcap Market. If our common shares were to be de-listed from the American Stock Exchange before the earlier of (1) the sale of all of the shares underlying the warrants or (2) June 9, 2003, we will endeavor to list the shares on one of the other acceptable exchanges. However, if our common shares are not accepted for listing on one of the other exchanges, we will be required to pay a cash penalty to the lender equal to 3% per month of the aggregate value of the shares underlying the lender's warrants. In addition, if we were required to pay this penalty for at least six months, the lender could require us to repurchase its warrants or common shares at a premium over the fair market value of our common shares. If we were required to pay this cash penalty for several months or to repurchase the lender's warrants or common shares, it would have a negative impact on our cash flow and could prevent us from meeting other of our financial obligations.


     If our common shares were to be de-listed from the American Stock Exchange and are not accepted for listing on another exchange, trading in our common shares in the U.S., if any, might then be conducted in the over-the-counter market on an electronic bulletin board, or in what are commonly referred to as the "pink sheets". There would likely be a less active trading market for our common shares and you would then find it more difficult to sell, or to quickly and accurately obtain pricing information for, our common shares.

     De-listing from the American Stock Exchange would make things difficult for Golden Star, but we would still retain our listing on the Toronto Stock Exchange. We could also continue trading in the over-the-counter market. This would not be expected to have any immediate, direct impact on our financial position, results of operations and liquidity in future periods. In the longer term, however, it might make it more difficult to raise funds. However, the failure to have the common shares accepted for listing in the agreed manner would result in penalty interest costs, and these costs would adversely impact our financial condition, results of operations and liquidity. Similarly, if we were required to repurchase the warrants or shares, that cost would immediately result in a less positive financial condition, and the cost of any repurchase would negatively impact both our financial position and liquidity.

If our common shares were deemed to be a "penny stock," the level of trading
----------------------------------------------------------------------------
activity in our common shares could be reduced and its marketability affected.
-----------------------------------------------------------------------------

     Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on specified national securities exchanges or quoted on the National Association of Securities Dealers Automated Quotation System - American Stock Exchange. Our shares are not presently subject to the penny stock rules because of exceptions relating to registration and the level of our net tangible assets.

     The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver to its customer a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with the following:

     .  current bid and offer quotations for the penny stock;

     . the compensation of the broker-dealer and its salesperson in the transaction;

     . the broker-dealer must disclose if it is the sole market maker and it's presumed control over the market in this case; and

     . monthly account statements showing the market value of each penny stock held in the customer's account.

     In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" within the meaning of the federal securities laws must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules. Thus, if our common shares were subject to these rules, a transaction in our securities would subject the broker-dealer to sales practice and disclosure requirements that could make the trading of our common shares more cumbersome, which could in turn materially adversely affect the marketability of our shares.

Declines in the price of gold have an adverse effect on our stock price and
---------------------------------------------------------------------------
business plan.
-------------

     The price of our common shares and our business plan have been and may in the future be significantly adversely affected by recent or sustained declines in the price of gold.

     Gold prices often vary widely and are affected by numerous factors beyond our control, such as:

     . the sale or purchase of gold by various central banks and financial institutions,
     .  inflation or deflationary conditions,
     . fluctuation of the United States dollar and foreign currencies, . global and regional demand,
     . the political and economic conditions of major gold-producing countries throughout the world.

     The volatility of gold prices is illustrated in the following table that sets forth the average of the daily closing price per ounce of gold for the periods indicated:

--------------------------------------------------------------------------------
          1999       1998       1997       1996       1995       1994
--------------------------------------------------------------------------------
         $278.87    $294.30    $340.00    $388.00    $384.00    $384.00

     At June 29, 2000, the closing price for gold was $289.25 per ounce.

We continue to experience substantial losses.
--------------------------------------------

     We have reported net losses of approximately $24.4 million in 1999, $22.2 million in 1998, $26.6 million in 1997, $7.8 million in 1996 and $12.2 million in 1995. We expect to report a net loss in the current year and may incur losses in the future. Future operating losses may make financing our operations and our business strategy or raising additional capital difficult or impossible, materially and adversely affecting our operations and our ability to continue as a going concern.

As a result of the Bogoso acquisition, we are shifting our business strategy
----------------------------------------------------------------------------
away from mineral exploration toward an emphasis on mining operations.
---------------------------------------------------------------------

     The Bogoso acquisition represents a shift in our business strategy toward mining production rather than focusing only on mineral exploration. We are also currently pursuing other mining opportunities. We may not be successful in implementing this shift in strategy. Any business acquired, including the Bogoso property, may be difficult to integrate into our existing operations or may not perform as well as expected. If we are unable to successfully implement our business strategy, this could have a material adverse effect on our financial condition and results of operations.

     Our shift in business strategy could strain our managerial, financial and other resources. We also cannot assure you that this shift in business strategy will not interfere with our existing operations. For example, we intend to operate the Bogoso mine, a role in which we have limited experience. The

Bogoso acquisition will also demand substantial management resources and the shifting of our management focus away from other business concerns.

We may not be able to extend the life of the Bogoso mine beyond existing
------------------------------------------------------------------------
reserves.
--------

     At March 1, 2000, existing oxide and transition ore reserves at the Bogoso property were expected to be sufficient to continue current mining operations until the third quarter of 2000, with processing operations and gold production continuing from stockpiles until mid-2001. The potential within the Bogoso property to discover additional oxide mineralized material and establish reserves is limited. Actual results from mining and processing existing resources of mill feed may also differ materially from historical production rates and costs. Any of these factors could result in our inability to generate sufficient cash flow to cover our operating and exploration expenses on the Bogoso property, which would adversely affect our financial liquidity and results of operations and our ability to make distributions on our common shares.

     The Bogoso Mine plan has us mining for the first nine months of 2000, followed by a further eight months of production from the treatment of sub-grade stockpile material. Exploration is ongoing at Bogoso to identify oxide reserves to extend the life of the mine and investigations are underway into alternative sources of ore, such as transitional mineralization and lower grade stockpile. In addition, based on the results of an internal pre-feasibility study on the sulfide resource at Bogoso, Golden Star has committed to additional drilling to increase the open pittable sulfide resources and to prepare a bankable feasibility study. This study is scheduled to be completed in the third quarter of 2000. Golden Star is also actively pursuing opportunities in the region that could expand the life of the existing oxide operation at Bogoso and has recently concluded an option agreement on a nearby property.

The technology and cost of production of sulphide mineralized material at the
-----------------------------------------------------------------------------
Bogoso property may prove infeasible or uneconomic to warrant processing the
----------------------------------------------------------------------------
material.
--------

     While sulphide mineralized material exists on the Bogoso property, technology used by previous owners to process sulphide ore has proved unsuccessful. We intend to re-examine the feasibility of processing sulphide mineralized material using other proven technology.

     If we determine that mining of sulphide mineralized material is feasible, we would need to establish sufficient reserves of sulphide ore to justify establishing a sulphide operation. We do not know at this time if sufficient reserves exist, or can be established. Furthermore, mining and processing of sulphide ore would require significant amounts of capital necessary for the design and construction of a sulphide operation. We do not currently have access to this capital and funding may be unavailable, whether from internal or external sources, in the necessary amounts and on acceptable terms, or at all.

Cash flows from operation of the Bogoso property may be insufficient to meet our
--------------------------------------------------------------------------------
obligations.
-----------

     Cash flows from operation of the Bogoso property may be insufficient to cover future operating and exploration costs at the mine and to service our debentures. In addition, operating and exploration costs could be materially higher than previously estimated. Insufficient cash flows at Bogoso Gold or higher than expected costs could result in a significant deterioration in our ability to conduct mining and exploration activities.

     Refer, also, to the discussion under "We may not be able to extend the life of the Bogoso Mine beyond existing reserves" above.

We may have insufficient funds available to service our obligations under our
-----------------------------------------------------------------------------
debentures after the anticipated mine life at the Bogoso property expires.
-------------------------------------------------------------------------

     We may experience difficulties in satisfying our obligations under our debentures because the mine life at the Bogoso property is expected to be shorter than the term of the debentures. Currently, we anticipate the mine life to be nine months, followed by a further eight months of production from the treatment of sub-grade stockpile material, while the term of the debentures is five years. If we are unable to extend the mine life beyond its anticipated usefulness or are not successful in generating sufficient free cash flow from other operations or sources, our ability to repay amounts outstanding under the debentures would be materially and adversely affected.

Our obligations may strain our financial position and impede our business
-------------------------------------------------------------------------
strategy.
--------

     We have a debt of $4,155,000 under our debentures. This indebtedness may have important consequences, including the following:

     . increasing our vulnerability to general adverse economic and industry conditions;

     . limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

     . requiring us to dedicate a significant portion of our cash flow from operations to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

     . limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

     . placing us at a disadvantage when compared to those of our competitors that have less debt relative to their capitalization.

As a holding company, our operations are dependent on the ability of our
------------------------------------------------------------------------
subsidiaries and joint ventures to make distributions to us.
-----------------------------------------------------------

     We are a holding company that conducts a significant amount of our operations through foreign (African and South American) subsidiaries and joint ventures, and substantially all of our assets consist of equity in such subsidiaries and joint ventures. Accordingly, we are and will be dependent on our ability to obtain funds from our subsidiaries and joint ventures to make distributions to our stockholders.

Ghanaian Tax Implications of the Bogoso Acquisition could affect our cash flow
------------------------------------------------------------------------------
projections.
-----------

     We believe that there are no Ghanaian tax implications of the acquisition for Golden Star, and that the Government of Ghana will come to the same conclusion. If we were subject to taxation on the Bogoso acquisition by the Ghanaian government, it could materially and adversely affect our cash flow projections.

We are subject to changes in the regulatory environment in Ghana.
----------------------------------------------------------------

     Our mining operations and exploration activities in Ghana will be subject to extensive regulation governing various matters, including:

     .  licensing          .  development
     .  production         .  exports
     .  taxes              .  labor standards
     .  water disposal     .  occupational health and safety
     .  toxic substances   .  environmental protection
     .  mine safety

     Compliance with these regulations increases the costs of:

     .  planning
     .  designing
     .  drilling
     .  developing
     .  constructing
     .  operating
     .  and closing mines and other facilities.

     We believe that our operations and activities are currently in substantial compliance with current laws and regulations. However, these laws and regulations are subject to constant change. For example, the Ghanaian government has recently adopted new, more stringent environmental regulations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties in Ghana.

     Government regulations limit the proceeds from gold sales that may be withdrawn from Ghana. Changes in regulations that increase these restrictions would have a material adverse impact on us as the Bogoso property will be our principal cash generating asset.

We are subject to fluctuations in currency exchange rates.
---------------------------------------------------------

     We conduct all of our exploration and development in countries other than Canada and the United States. Much of our funding has historically been through equity financing transactions completed in Canada and in Canadian currency. We currently maintain all or the majority of our working capital in U.S. dollars or U.S. dollar denominated securities and convert funds to foreign currencies as payment obligations become due. In addition, we currently have future obligations which are payable in French francs and receivables collectible in French francs. Finally, a significant portion of the operating costs at the Bogoso property is based on the Ghanaian currency, the Cedi. Bogoso Gold is required to convert only 20% of the foreign exchange proceeds that Bogoso Gold receives from selling gold into Ghanaian Cedis, but the Government of Ghana could require Bogoso Gold to convert a higher percentage of such sales proceeds into Ghanaian Cedis in the future.

     We currently do not actively take steps to hedge against currency exchange risks. Accordingly, we are subject to fluctuations in the rates of currency exchange between the U.S. dollar and these currencies, and such fluctuations may materially affect our financial position and results of operations.

The Government of Ghana has the right to participate in the ownership and
-------------------------------------------------------------------------
control of Bogoso Gold.
----------------------

     General

     The Ghanaian government currently has a 10% carried interest in Bogoso Gold. The Ghanaian government also has the right to acquire an additional 20% equity interest in Bogoso Gold for a price to be determined by agreement or arbitration. There can be no assurance that the government will not seek to acquire an additional equity interest in the mine, or as to the purchase price that the Government of Ghana will pay for any additional equity interest. A reduction in our equity interest could reduce our income or cash flows from Bogoso Gold or the Bogoso property and amounts available for reinvestment or distribution.

     Government's ten percent carried interest

     The Government of Ghana is entitled at all times to hold a 10% carried interest in all the rights and obligations of Bogoso Gold. The Government acquired this interest for no consideration and is not required to contribute any funds to pay any ongoing Bogoso Gold expenses.

     Government's right to acquire an additional twenty percent interest

     The Government of Ghana is entitled to acquire an additional 20% interest in Bogoso Gold. If the Government of Ghana wishes to exercise this right, it must give reasonable notice to Bogoso Gold. The purchase price for the additional 20% interest will be as agreed at the time between the Government of Ghana and the majority owners of Bogoso Gold. If they do not agree on the price, it will be the fair market value of the interest as determined by arbitration conducted by the International Centre for the Settlement of Investment Disputes. The Government of Ghana may also acquire a further interest in Bogoso Gold on terms mutually acceptable to the Government and the owners of Bogoso Gold.

     Special government share

     The Government of Ghana is entitled to acquire a special share in Bogoso Gold at any time for no consideration or as may be agreed between the Government of Ghana and Bogoso Gold. The special share will constitute a separate class of shares with those rights as the Government of Ghana and Bogoso Gold may agree. In the absence of any agreement, the special share will have the following rights:

     . the special share will carry no voting rights, but the holder will be entitled to receive notice of and attend any general meeting of the members or any separate meeting of the holders of any class of shares;

     . the special share may only be issued to, held by or transferred to the Government of Ghana or a person acting on behalf of the Government;

     . the written consent of the holder of the special share must be obtained for all amendments to the organizational documents of Bogoso Gold, the voluntary winding-up or liquidation of the company or the disposal of any mining lease or the whole or any material part of the assets of the company; and

     . the holder of the special share will be entitled to the payment of a nominal sum of 1,000 Ghanaian Cedis in a winding-up or liquidation of the company in priority to any payment to other members and may require Bogoso Gold to redeem the special share at any time for a nominal sum of 1,000 Cedis.

     Bogoso Gold has not issued or been requested to issue any special share to the Government of Ghana.

Our insurance coverage may be insufficient.
------------------------------------------

     Although we maintain insurance in amounts that we believe to be reasonable, this insurance may not cover the risks associated with our business. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We have had to restate estimates of mineralized material in the past.
--------------------------------------------------------------------

     In the past, we have had to revise estimates of mineralized material disclosed with respect to two of our projects. During the planning for additional exploration work on these projects, it became apparent that Golden Star may not have consistently applied industry and reporting standards in arriving at its estimates and that additional controls were required. Consequently, we disclosed new, revised estimates and put controls in place in the third quarter of 1998 to address deficiencies in past estimation methods. These new controls and procedures reflect standards recently adopted by the Toronto Stock Exchange in Canada. The controls call for an internal review of all estimates of mineralized material and reserves by a "qualified person" recognized professionally as competent for this type of review, followed by an independent, external review of estimates of mineralized material and reserves by recognized and qualified consultants. This independent review rectified the problems with the addition of the external audit of Company estimates. Under our new policy, it is only after the external review that estimates of mineralized material and reserves may be disclosed. These controls are aimed at insuring that our estimates of mineralized material and reserves are made in accordance with the best practices in the industry.

Other things being equal, declining gold prices reduce our preexisting estimates
--------------------------------------------------------------------------------
of mineralized material and reserves and can result in delays in development
----------------------------------------------------------------------------
until we can make new estimates using lower gold prices and determine new
-------------------------------------------------------------------------
potential economic development options under the lower gold price assumptions.
-----------------------------------------------------------------------------

     Until recently there has been a continued decline in world gold prices. Accordingly, over the last year, we have reduced the estimates of our mineralized material and reserves on various properties. These reductions reflect our decision to re-estimate our mineralized material and reserves using significantly lower gold prices. If gold prices continue at current levels or decline further we may initiate additional significant write-downs of these mineralized material and reserves.

     In addition, because of lagging gold prices we have postponed development of the Gross Rosebel project in Suriname. Should gold prices remain at their current levels or decline further for an extended period, we may further postpone development at Gross Rosebel until such time as alternative development options involving other technologies or smaller scale operations can be defined and determined feasible under lower gold price assumptions, such as the smaller scale, heap leach option we evaluated in recent scoping studies.

Recent low gold prices may require a hedging program against gold production at
-------------------------------------------------------------------------------
the Bogoso property.
-------------------

     Bogoso Gold is constantly reviewing whether or not, in light of recent low gold prices, it would be appropriate to establish a hedging program against the production of gold but to date, Bogoso Gold and Golden Star have not decided to implement such a program. The implementation of any hedging program may not, however, serve to protect adequately against declines in the price of gold. In addition, if unsuccessful, the costs of any hedging program may further deplete Bogoso Gold's financial resources.

     Although the hedging program may protect us from a decline in the price of gold, it may also prevent us from benefiting fully from price increases. For example, as part of a hedging program, we may be obligated to sell gold at a price lower than the then-current market price. This result may adversely affect our ability to generate sufficient cash flow at a specified price level in order to pay any top-up payments described below.

The price of gold may impact the purchase price for the Bogoso property.
-----------------------------------------------------------------------

     Our company and Anvil Mining NL, the other party to the Bogoso acquisition, will be required to pay the consortium of banks that formerly owned Bogoso Gold an amount equal to 183,333 multiplied by the amount by which the average daily price of gold, expressed in US dollars, between the date of the Bogoso acquisition and the top-up payment date (the second anniversary of the acquisition date) exceeds $255 per ounce, up to a maximum of $10 million (the "Top-Up Payment"). Our company has agreed to fund any Top-Up Payment that may become payable. We are required to make a non-refundable payment equal to 50% of the estimated Top-Up Payment one year after the date of the Bogoso acquisition based on the average daily gold price for the prior year. If the average price of gold decreases substantially after that date, we will have paid more money for the Bogoso property than we might have otherwise paid if the Top-Up Payment were made in full on the second anniversary of the date of the Bogoso acquisition, when the remainder of this payment is due.

We have experienced several, recent management and personnel changes.
--------------------------------------------------------------------

     In October 1998, David Fennell resigned as our President and Chief Executive Officer. As is often the case in these circumstances, this resulted in the departure of other members of management as well. See "The Company - Recent Developments" above. Effective October 31, 1999, his replacement, James E. Askew, resigned from his position as President and Chief Executive Officer of our company to join a mining company based in his native Australia. On November 1, 1999, Peter J. Bradford replaced Mr. Askew as our President and Chief Executive Officer.

     This string of resignations, with the exception of Mr. Askew, mostly resulted from the reorganization of Golden Star's management following the departure of Mr. Fennell in 1998. The reorganization is now almost complete and we do not anticipate any more resignations of senior management in the short term. If we experience internal changes involving key personnel in the future, finding replacements for them could result in delays in carrying out our operational plans or significant additional expenditures, which in turn could adversely affect our results of operations.

We face political risks in French Guiana.
----------------------------------------

     French Guiana has no history or tradition of large-scale commercial mining. Regulatory risk may increase as projects become more advanced and applications are made for all of the various permits required to develop a modern mining operation. This risk includes regulatory-related delays and/or failures to receive required permits. French Guiana's mining tradition is small-scale, alluvial gold mining, which began in 1855 and is reported to have resulted in approximately 5.4 million ounces (175 tonnes) produced since. Alluvial gold mining consists of the extraction of commercial quantities of gold from clay, silt, sand, gravel or similar unconsolidated material deposited by a stream or other body of running water. Small-scale miners, called orpailleurs, often operate in or near the area being explored by Guyanor as well as areas most other firms actively explore. Several groups of orpailleurs have organized and represent a political force locally that has sought to gain exclusive preference to near-surface mineralization throughout French Guiana, regardless of the legal rights of legitimate permit holders under French law. The issues of orpailleurs preference to near-surface mineralization is a political risk specific to French Guiana that could lead to project delays and/or disputes regarding the rights to the near-surface portion of commercial gold deposits in French Guiana.

You may be subject to adverse tax consequences if we are classified as a Passive
--------------------------------------------------------------------------------
Foreign Investment Company.
--------------------------

     Under the United States Internal Revenue Code of 1986, we may be classified as a passive foreign investment company (a "PFIC"). United States shareholders of a PFIC are subject to certain adverse tax consequences, as discussed below. The consequences can be mitigated, under certain circumstances, if the United States shareholder makes a timely election to treat our company as a "qualified electing fund."

     PricewaterhouseCoopers LLP has advised us that we should not be treated as a PFIC with respect to shares purchased by United States shareholders during the years 1993 through 1999, although we could potentially be a PFIC with respect to shares acquired by United States shareholders prior to 1993. We also intend to engage PricewaterhouseCoopers LLP, or any other advisor, in the future to analyze whether we are a PFIC in 2000 and subsequent years and will continue to notify shareholders of the results of such future analyses.

     There can be no assurance as to whether or not PricewaterhouseCoopers LLP, or any other advisor, will conclude that we are a PFIC for such period. Moreover, even if PricewaterhouseCoopers LLP, or any other advisor, concludes that we are not a PFIC, its conclusion is not binding on the United States Internal Revenue Service.

     You are urged to consult your own tax advisor about the advisability of making a "qualified electing fund" election with respect to our company and about the possibility of crediting Canadian taxes paid against United States taxes payable. See "Market for the Registrant's Common Equity and Related Stockholder Matters-Certain United States Income Tax Considerations" in our Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference in this prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements that are not historical facts contained or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements regarding:

     . the impact the Bogoso acquisition has on our future liquidity, cash flows, financial requirements, operating results and capital resources;

     . the operational and financial performance of Bogoso Gold following the Bogoso acquisition;

     .  targets for gold production;

     .  the impact of our shift in business strategy;

     .  cash operating costs and expenses;

     .  percentage increases and decreases in production from our mines;

     . schedules for completion of detailed feasibility studies and initial feasibility studies;

     .  potential increases in reserves and production;

     . the timing and scope of future drilling and other exploration activities;

     . expectations regarding receipt of permits and commencement of mining or production;

     . the factors set forth under the caption "Risk Factors" in this prospectus;

     .  anticipated recovery rates; and

     . potential acquisitions or increases in property interests in the region of the Bogoso property.

     Factors that could cause our actual results to differ materially from these statements include changes in gold prices, unanticipated grade recovery, geological, metallurgical, processing, access, transportation of supplies, water availability or other problems, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental permits, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, and general domestic and international economic and political conditions.

     These and other factors are discussed in "Risk Factors" and "The Company-Recent Developments" in this prospectus. You are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The selling stockholders listed below will receive all of the proceeds from the sale of our common shares offered by this document. We will not receive any proceeds from the sale of such shares.

                           THE SELLING STOCKHOLDERS

     The selling stockholders listed in the table below may use this prospectus to offer and sell up to 2,261,650 of our common shares. All of these common shares are issuable upon the exercise of the warrants held by the selling stockholders, which were acquired by the holders in return for financial services provided to our company.

     We list below with respect to the selling stockholders, as of the date hereof,

     (1) the number of our common shares beneficially owned,
     (2) the maximum number of shares which may be sold in the offering covered by this prospectus,
     (3) the number of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above, and
     (4) the percentage of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above.

-------------------------------------------------------------------------------------------------------------
                                            Shares          Maximum         Number of        Percentage
                                         Beneficially      Number of       Shares to Be        to Be
                                         Owned Prior         Shares        Beneficially      Beneficially
                                           to this         Which May       Owned After       Owned After
            Name                         Offering(1)        Be Sold      this Offering(2)   this Offering(2)
-------------------------------------------------------------------------------------------------------------
Elliott Associates, L.P. (3)(4)           1,185,000          750,000          435,000             *
-------------------------------------------------------------------------------------------------------------
Westgate International, L.P. (3)(5)       1,185,000          750,000          435,000             *
-------------------------------------------------------------------------------------------------------------
National Bank Financial Limited  (6)        456,990          456,990             0               --
-------------------------------------------------------------------------------------------------------------
TD Securities  Inc. (6)                     304,660          304,660             0               --
-------------------------------------------------------------------------------------------------------------

------------------
 .   Less than 1%.

(1) Assumes the exercise of all of the warrants. Our common shares set forth in this column with respect to the selling stockholders have also not been attributed to the shareholders, limited partners or general partners of such stockholders.

(2) Assumes sale of all common shares registered under this prospectus, even though the selling stockholders are under no obligation known to us to sell any shares at this time.

(3) In accordance with information provided by the selling stockholder, excludes 500,000 common shares which the selling stockholder has the right to borrow pursuant to a prime brokerage agreement, which shares might be deemed beneficially owned under Section 13(d) of the Securities Exchange Act of 1934.

(4) Paul E. Singer and Braxton Associates, L.P., a Delaware limited partnership which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P.

(5) Hambledon, Inc., a Cayman Islands corporation, is the sole general partner of Westgate International, L.P. Mr. Singer is the sole director and executive officer of Hambledon. Martley International, Inc., a Delaware corporation, is the investment manager for Westgate. Martley expressly disclaims equitable ownership of any of our common shares.

(6)  National Bank Financial Limited is wholly owned by National Bank of Canada.

(7)  TD Securities  Inc. is wholly owned by The Toronto-Dominion Bank.

                             PLAN OF DISTRIBUTION

     We are registering 2,261,650 common shares on behalf of the selling stockholders.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may choose to sell their shares by any method permitted under the Securities Act of 1933 from time to time, including on the American Stock Exchange, at market prices prevailing at the time of the sale, at prices related to the then-prevailing market prices, in privately negotiated transactions, through delivery against a short position, or through a combination of these methods. In addition, these selling stockholders, or their pledgees, donees, transferees or other successors in interest, may choose one or more of the following alternatives:

           a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;

           purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

           ordinary brokerage transactions and transactions in which the broker solicits purchasers.


     We will pay all costs, expenses and fees in connection with the registration of our common shares offered by this prospectus. The selling stockholders will pay brokerage commissions and similar selling expenses, if any, attributable to the sale of our common shares offered by this document.

     The selling stockholders and any broker-dealers who act in connection with the sale of their shares of our company under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by them and profit on any resale of their shares as principals might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against liability under the Securities Act. The selling stockholders may also agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common shares offered by this document against such liabilities.

     When a selling stockholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholder and any other required information.

                                    EXPERTS

     The consolidated balance sheets of our company as of December 31, 1999 and 1998 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 1999, 1998, and 1997, included in our annual report on Form 10-K for the year ended December 31, 1999, as amended, and incorporated by reference in this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The balance sheets of Bogoso Gold Limited as of June 30, 1999 and 1998 and the statements of income and expenditure, accumulated deficit and cash flow for the years ended June 30, 1999, 1998 and 1997, incorporated by reference in the report on Form 8-K/A, dated December 14, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers, chartered accountants, given on the authority of that firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Our general counsel has issued an opinion about the legality of our common shares being offered under this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission's web site at "http://www.sec.gov."

     Our common stock is listed on the American Stock Exchange and our reports, proxy statements and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our company for the common shares to be sold by the selling stockholders. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

     The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our common shares:

1. Our Annual Report on Form 10-K and our Amended Annual Report on Form 10-K/A-1 filed by us for the fiscal year ended December 31, 1999;

2. Our Quarterly Reports on Form 10-Q and our Amended Quarterly Reports on Form 10-Q/A-1 and Form 10-Q/A-2 filed by us for the fiscal quarter ended March 31, 2000;

3. Our Current Reports on Form 8-K filed by us on February 5, 1999, March 1, 1999, May 20, 1999, June 25, 1999, July 1, 1999, August 12, 1999, August 19,
1999, August 31, 1999, October 14, 1999, December 14, 1999, July 10, 2000 and
July 26, 2000; and

4. The description of our common stock contained in our registration statement on Form 8-A filed by us on August 23, 1993.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Golden Star Resources Ltd.
     1660 Lincoln Street, Suite 3000
     Denver, Colorado 80264
     Attention:  General Counsel
     Telephone requests may be directed to (303) 830-9000.

     We have not authorized anyone to give any information or make any representation about us that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.




     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of July 26, 2000.

                               2,261,650 Shares



                          GOLDEN STAR RESOURCES LTD.




                                 Common Shares






                                  PROSPECTUS








                              _____________, 2000

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common shares.

SEC Registration Fee                                                 $   943
Accounting fees and expenses                                          10,000*
Legal fees and expenses                                               25,000*
Miscellaneous expenses                                                 1,000*
       Total                                                         $36,943
                                                                     =======
__________________
*  Estimated


Item 15. Indemnification of Directors and Officers.

     Section 124 of the Canada Business Corporations Act ("CBCA") provides for the indemnification of our directors and officers. Under these provisions, we may indemnify a director or officer, or former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which we are or were a shareholder or creditor and the heirs and legal representatives of such a person against all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect to any civil, criminal or administrative action or proceeding (other than in respect of an action by or on behalf of us to procure a judgment in our favor) to which such director or officer, former director or officer or person who acts or acted at our request as a director or officer is made a party by reason of his position with us, if he fulfills the following two conditions: (a) he acted honestly and in good faith with a view to the best interests of us and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. In respect of an action by or on behalf of us to procure a judgment in our favor, we, with the approval of a court, may indemnify a director or officer, as a director or officer, former director or officer or person who acts or acted at our request as a director or officer against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, a director or officer, former director or officer or person who acts or acted at our request as a director or officer is entitled to indemnification from us in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with us if he was substantially successful on the merits in his defense of the action or proceeding and he fulfills the conditions in clause (a) and (b) of the second sentence of this paragraph.

     Subject to the provisions of the CBCA, our By-laws provide that we shall indemnify a director or officer, a former director or officer or a person who acts or acted at our request as a director or officer of a corporation in which we are or were a shareholder or creditor against all losses and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he was made a party by reason of being or having been a director of officer of us or other corporation if he acted honestly and in good faith with a view to the best interests of us or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful. In addition, the By-laws provide that we also shall indemnify any such person in such other circumstance as the CBCA or law permits or requires. We have entered into agreements with its directors and officers indemnifying such directors and officers to the extent permitted by the CBCA and our By-laws.

     A directors' and officers' liability insurance policy is maintained by us which insures directors and officers for losses as a result of claims based upon the acts or omissions as directors and officers of us, including liabilities arising under the Securities Act of 1933, and also reimburses us for payments made pursuant to the indemnity provisions under the CBCA.


Item 16. Exhibits.

     A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.


Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of a prospectus pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is
incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the act, and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 26th day of July, 2000.


                                      GOLDEN STAR RESOURCES LTD.




                                      By:  /s/ Peter J. Bradford
                                      Name:  Peter J. Bradford
                                      Title:  President, Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement, has been signed below by the following persons in the capacities and on the dates indicated.


  Signature                  Title                                      Date
  ---------                  -----                                      ----
        *
----------------------
Robert R. Stone              Chairman                                   July 26, 2000

/s/ Peter J. Bradford
----------------------
Peter J. Bradford            President and Chief Executive Officer      July 26, 2000
                             (Principal executive officer)

/s/ Allan J. Marter
----------------------
Allan J. Marter              Chief Financial Officer (Principal         July 26, 2000
                             financial and accounting officer)

        *
----------------------
James E. Askew               Director                                   July 26, 2000


/s/ David K. Fagin
---------------------
David K. Fagin              Director                                      July 26, 2000

       *
----------------------
Ernest C. Mercier           Director                                      July 26, 2000


     *By:  /s/ David K. Fagin
           --------------------
           David K. Fagin
           Attorney-in-fact

                                 EXHIBIT INDEX

Exhibit
Number                                 Exhibit
-------                                -------
  3.1       Articles of the registrant (incorporated by reference to Exhibit 1.1 to the registrant's Registration Statement on Form 20-F, filed on
            May 10, 1993), Articles of the registrant (incorporated by reference to Exhibit 2.1 to the registrant's Annual Report on Form 10-K for the year ended December 31, 1994) and Certificate of Amendment to the Articles of the registrant, dated July 29, 1996 (incorporated by reference to Exhibit (a)(3)(i) to the registrant's Quarterly Report on Form 10-Q, filed on August 14, 1996).

  3.2 By-laws of the registrant (incorporated by reference to Exhibit 1.2 to the registrant's Registration Statement on Form 20-F, filed on May 10, 1993, and to Exhibit 3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995).

  3.3       Form of Common Share Certificate (incorporated by reference to
            Exhibit 4.9 to Golden Star's Registration Statement on Form S-3 (No.
            333-12673)).

  5.1 Opinion of the General Counsel of the registrant as to the legality of the securities being registered hereby.*

 23.1 Consent of the General Counsel of the registrant (included in Exhibit 5.1).*

 23.2       Consent of PricewaterhouseCoopers LLP.

 23.3       Consent of PricewaterhouseCoopers.

 24.1       Power of Attorney (included on signature page hereto).*

___________________
* Previously filed.